Heineken NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 59
direct fax: +31 (0)20 5239 208


06011769

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


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Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

Heineken N.V. reports 2005 full year results at the top end of forecast; 7.3% organic Net Profit growth

Amsterdam, 22 February 2006 - Heineken N.V. today announced its 2005 full year results at the top end of the profit outlook published in February 2005.

Key figures[1]

	2005	2004	% Change	% Organic growth
	(hl mln)	*(hl mln)*		
Group beer volume	118.6	112.6	5.3%	1.8%
	(€ million)	*(€ million)*		
Revenues	10,796	10,062	7.3%	2.2%
EBIT	1,283	1,369	-6.3%	-
EBIT (beia)	1,392	1,377	1.1%	2.9%
Net Profit	761	642	18.5%	-
Net Profit (beia)	840	803	4.6%	7.3%
	(€)	*(€)*		
Earnings per share (beia)	1.71	1.64	4.6%	-

- Heineken achieved organic growth in all key business metrics in 2005: 2.2% organic growth in Revenues, driven by a more positive price and sales mix, 2.9% organic growth in EBIT (beia) and 7.3% organic growth in Net Profit (beia).

- Net Profit (beia) increased by €37 million to €840 million, despite a negative currency effect of €27 million. Net Profit increased to €761 million.

- Cash flow from operations was once again strong and amounted to €2,213 million. Cash conversion continued at a high level, reaching 120%. In addition, the disposal of non-core assets, mainly the real estate assets acquired with the BBAG business, contributed €270 million to net cash flow.

- Group beer volume grew by 5.3% (from 112.6 million hectolitres to 118.6 million hectolitres) with an improvement in volume trends in the second half of the year.

- Volume of Heineken® in the premium segment grew by 4.5% to 20.1 million hectolitres, further strengthening its position as the world's leading international premium beer brand.

- Beer volume of Heineken USA, excluding distribution of the Femsa brands, decreased by 0.3%. Total depletions – sales by distributors to the retail trade - were

[1] For a definition of the terms please refer to appendix 6: Glossary Heineken N.V.

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

1.2% up and depletions of the Heineken® brand increased by 1.9%. In the second half of the year, both volume and depletions growth of Heineken® accelerated. Volumes of Femsa brands sold by Heineken USA in 2005 amounted to 2.2 million hectolitres (+7.4%). Heineken Premium Light® has been successfully test marketed, and the brand will be rolled-out nationally in March 2006.

- Heineken's market position in Russia was further strengthened with the acquisition of Ivan Taranov Breweries in the second half of 2005. With 10 breweries and more than 12 million hectolitres on an annualised basis, Heineken's operation in Russia is now the biggest operation by volume.

- Heineken will address the efficiency and effectiveness of its global operations. The company is targeting total annual cost reductions of €200 million to be achieved by 2008, with the bulk of the cost savings materialising in 2007 and 2008. Unfinished elements of existing cost reduction programmes totalling €65 million are included in this amount.

- Heineken does not expect organic growth in Net Profit for 2006 to exceed mid-single digits.

CEO Statement

Jean-François van Boxmeer, Chairman of the Executive Board and CEO, commented: "In 2005, Heineken has delivered organic Net Profit growth of 7.3%, at the top end of our forecast for the year. We have also grown our volumes and our revenues, as well as the brand equity and market share of Heineken® within the international premium beer segment.

"In September 2005, I said that we would introduce a greater sense of urgency to Heineken and a greater focus on top-line growth. To this end, we have accelerated the introduction of Heineken Premium Light® in the USA, we have increased distribution of our portable DraughtKeg innovation to 30 countries and we have moved forward our rollout plan for BeerTender.

"In order to deliver even greater efficiency, we are reviewing our cost structure and are targeting €200 million of annual cost savings by the end of 2008.

"Our profit growth in Western Europe in particular, reflects the actions we have taken and which have made Heineken the region's best performing international brewer.

"We achieved solid growth in Central Europe as a result of a strong performance in Poland and a turnaround in Hungary and Romania.

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

"In Russia, thanks to further acquisitions in 2005, we are well-positioned for future growth. We will accelerate both the integration of our ten breweries and the optimisation of our broad portfolio of brands.

"With the new global management structure in place, I am confident that we have the people, the commitment and the brands to meet successfully the challenges of our industry and improve our financial performance."

Full-year profit outlook 2006

The world beer market continues to grow. The premium segment is expected to grow at a rate that is twice as high as that of the overall beer market. In particular the Heineken® brand will benefit from this trend, fuelling the growth of profitability through a better sales mix and higher volumes. Brand portfolio reviews will lead to a stronger offering to consumers and a more focussed spend of marketing resources. Innovations in packaging and products will increase the attractiveness of Heineken's brand portfolio for both the trade and consumers. These actions will drive volume, improve the sales mix and strengthen the ability to achieve better selling prices.

The introduction of Heineken Premium Light® in the USA will contribute to the growth of earnings from 2008 onwards. The investments in the brand's introduction are expected to have a negative impact on EBIT in 2006 of approximately €25 million, and in 2007 the new product is expected to be EBIT neutral.

Heineken is targeting €200 million of annual cost reductions by 2008 through efficiency improvements, with the bulk of the cost savings materialising in 2007 and 2008.

The increased oil price will have an effect on the costs of energy, transportation and packaging materials. Based on the current trading environment, it is expected that only part of these higher input costs can be passed on to the consumer.

The integration activities in Russia are well underway. For 2006, the rationalisation of the brand portfolio will have a dampening effect on beer volume, whilst integration costs will also put temporary pressure on the results in Russia.

Based on the above, Heineken does not expect organic growth in Net Profit in 2006 to exceed mid-single digits.

Heineken's long-term profit forecast is positive as a result of the strength of its brand portfolio, its consistent and intensified spend on innovation and on the Heineken® brand, its strong distribution structure, and the focus on efficiency improvements.

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Dividend proposal

The General Meeting of Shareholders on 20 April 2006 will be asked to approve the distribution of an unchanged cash dividend of €0.40 per share of €1.60 nominal value, which will be subject to a 25% Dutch withholding tax. As an interim dividend of €0.16 per share was paid on 21 September 2005, the remaining final dividend will be €0.24 per share. If the meeting approves the proposed dividend, Heineken shares will be quoted ex-dividend on 24 April 2006.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Organic Net Profit for 2005 up 7.3%

Heineken achieved organic growth in all key business metrics in 2005: 2.2% in revenues, 2.9% in EBIT and 7.3% in Net Profit, which is at the top end of Heineken's profit outlook published in February 2005. EBIT (beia) reached €1,392 million. Heineken has strengthened its key brands by further increases in marketing and innovation expenditure in the second part of 2005, which slowed EBIT growth slightly. Overall volume growth and in particular that of Heineken® in the premium segment of the market, increased in the second half of the year.

Revenues grew from €10,062 million to €10,796 million (+7.3%). This resulted from a positive first-time consolidation effect of 4.5%, a 2.2% organic revenue growth (comprising an overall volume effect of 0.2% and a positive price and mix effect of 2.0%), and 0.6% positive currency impact, mainly due to the stronger Polish zloty and Nigerian naira, partly offset by the lower realised exchange rate of the US dollar.

Changes in revenues as a result of first-time consolidation include the acquisitions of Shikhan, Volga, Sobol, Patra, Baikal and Stephan Razin in Russia, Fürstliche Fürstenbergische Brauerei, Brauerei Hoepfner and Würzburger Hofbräu in Germany, Consolidated Breweries in Nigeria and Tempo Breweries in Israel. Also included is the effect of the distribution agreement for Femsa's Mexican beer portfolio in the USA that commenced 1 January 2005. The real estate assets of Brau Union in Austria were divested. Ivan Taranov in Russia was acquired in December 2005 and will be consolidated for the first time as of 1 January 2006.

Cost reduction programmes

One of the key priorities for Heineken is to increase the efficiency and effectiveness of its global operations. Heineken is targeting €200 million of annual cost reductions to be achieved by 2008 compared to 2005. Unfinished elements of existing programmes totalling €65 million are included in this amount. The cost reductions will be spread across all regions and head office and are targeted at the fixed costs. Cost reductions will be realised in the supply chain, the commercial organisation, including the wholesale operations, and all support functions. A global benchmarking study of support functions is currently being conducted. Cost reductions will also take place in general costs through better procurement and efficiency improvement.

Group beer volume

Group beer volume (millions of hectolitres)	2005	2004	Change %
Western Europe	32.2	32.5	-0.9%
Central and Eastern Europe	45.5	42.6	6.8%
Americas	15.1	14.5	3.9%
Africa and Middle East	15.0	13.5	11.5%
Asia/Pacific	10.8	9.5	13.4%
Total	**118.6**	**112.6**	**5.3%**

Group beer volume increased by 6 million hectolitres to 118.6 million hectolitres (+5.3%), of which 3.9 million hectolitres related to companies consolidated for the first-time. Consolidated beer volume grew to 100.5 million hectolitres, a total increase of 3.9% and an organic increase of 0.6%. Strong volume performances were achieved in Southeast Asia, Spain, the United Kingdom, Germany, Chile, Argentina and the Middle East, offsetting weakness in France, the Netherlands, Austria and Nigeria.

With a view to further strengthening its portfolio and increasing longer-term profitability, Heineken conducted an extensive and worldwide review of the most important local brand portfolios. As a result, around 12% of marketing and advertising expenditure will be reallocated from non-strategic brands to those brands which create most value and have the greatest growth potential.
Brand building and product and packaging innovation are key themes for Heineken. In 2005, Heineken has increased its investments in innovation and new marketing programmes by €100 million. The most important programmes were: the successful test of Heineken Premium Light® in the USA and the preparation for its national launch; the introduction of the clear label in the USA; the launch of the DraughtKeg in more than 30 markets around the globe; the start of the Heineken® sponsorship of the UEFA Champions League soccer tournament and new product introductions including Panach' Vanilla, Freeq and Desperados Mas. Several on-trade programmes aimed at improving the quality of Heineken's offering in this trade channel were also implemented. In 2006, Heineken will maintain the increased level of marketing and innovation spending.

Heineken® and Amstel®

Volume of Heineken® in the premium segment of the global beer market exceeded the 20 million hectolitres mark for the first time. The volume of the brand grew organically by 4.5% to 20.1 million hectolitres, strengthening Heineken's global leadership position in this high value segment. The brand performed strongly across all regions. In Western Europe, the volume of Heineken® sold in the premium segment grew by 3.5%, and the brand increased its market share. In the USA, depletions of Heineken® -the sales by the distributors to the retail trade- increased by 1.9%.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

The volume of Amstel® grew by 2.9% to 11.4 million hectolitres. Strong brand performances in Africa and the Middle East were partly offset by lower volumes in Central and Eastern Europe and the USA.

Review by region

Western Europe

Regional beer volume in Western Europe totalled 32.2 million hectolitres. In volume terms, despite a 0.9% organic decrease in regional beer volume, Heineken outperformed its main competitors largely as a result of the wider geographical spread of its operations and the good growth of Heineken®. In Spain, Ireland, Switzerland and the United Kingdom volumes grew whilst beer consumption declined in France, Italy and the Netherlands. Heineken® volume in the premium segment in Western Europe grew by 3.5%. The brand increased volumes in all major markets including the declining French market. In Spain in particular, Heineken® achieved substantially higher volumes. Total Heineken® volume, including the Netherlands, was up 0.7%.

Organic revenue in Western Europe was stable as declining beer volume and lower revenues in the wholesale business were offset by an improvement in price and sales mix.

EBIT (beia) for the year was €560 million compared to €565 million in 2004. The head office and the central marketing and development costs are included in the EBIT of the Western Europe region. Underlying EBIT (beia) of the operating companies in the region was slightly up. Cost reduction initiatives contributed positively to EBIT growth. In addition to the cost reductions programme in the Netherlands, Heineken embarked on a programme in 2005 to reduce the costs in Western Europe by €50 million in 2007. As part of this programme, annual cost reductions of €24 million were achieved in 2005. The number of full-time employees in the region dropped by more than 1,000. Related exceptional charges reduced EBIT by €102 million.

The Netherlands
Volume and revenues of Heineken Breweries and of its beverage wholesale organisation were lower. EBIT fell as a result of lower beer volumes and promotional pressure, which were only partially offset by a better price and sales mix and cost reductions. During the year, the 2003 programme to reduce costs by a total of €35 million was completed. Heineken® volume was down, in part due to the effect of a challenging comparison with 2004 when marketing programmes linked to the European football championship drove extra volume. Amstel® and Brand® volumes were up, and both brands gained market share.
Vrumona, the soft drink business, achieved higher volumes and reduced costs, but promotional activities reduced EBIT.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

France
The price and sales mix in France improved and the Heineken® brand grew its volume by 5%, gaining market share in the premium segment. For the first time in history, Heineken® volume exceeded the 2 million hectolitre mark. The Heineken DraughtKeg enjoyed a very good first year. Efficiency improvements contributed positively to EBIT. Revenues of Heineken France were lower in 2005 due to a decline in overall volume (in line with the market), but EBIT (beia) improved.

Spain
Heineken España achieved higher revenues and volumes as well as a substantial rise in EBIT (beia). Pricing and sales mix improved, the latter mainly thanks to the strong performance of both Heineken® (+7%) and Buckler, a brand which generates high margins in the large and growing alcohol-free segment in Spain.

Construction of the new brewery in Seville (capacity 4.5 million hectolitres) is proceeding according to plan. The capital expenditure in 2005 amounted to €46 million, while for 2006 a capital expenditure of €110 million is expected. Negotiations relating to staffing at the new brewery have been completed and a restructuring charge of €69 million before tax was taken in 2005, which is reported as an exceptional item. The expected annual savings of €25 million will be realised from 2008 onwards.

Italy
Volume of Heineken Italia was slightly lower as a result of a substantial increase in beer excise duties in 2005. Sales mix improved due to volume increases of our strong mainstream brand Moretti, whilst volumes of low margin beers declined. Moretti posted a good domestic and export volume performance and exceeded the 2 million hectolitres mark for the first time. Volume of Dreher was under some pressure. Overall, the brewing business of Heineken Italia achieved a modest increase in EBIT, but this was offset by a lower EBIT in the wholesale business, resulting in a lower EBIT in total.

An agreement to end production at the brewery in Pedavena was reached at the beginning of 2005. The production has been transferred to the brewery in Comun Nuovo.

United Kingdom
The repositioning of the Heineken® brand in the premium segment of the UK beer market is developing well. Consumer perception of the Heineken® brand continues to improve. Volume increased by 19%, partly as a result of increased distribution and new listings in the on-trade. Marketing investments continued at a high level.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Central and Eastern Europe

Including the effect of the first-time consolidation of acquisitions, regional beer volume increased by 6.8% to 45.5 million hectolitres. Organic growth in regional beer volume fell 0.5% mainly as a result of higher beer excise duties in Bulgaria, Austria and Slovakia. Volume on a comparable basis was also lower in Greece. However, the growth of Heineken® in Central and Eastern Europe was strong at 6.2%.

Revenues in the region increased to €2,796 million (+10.7%) partly as a result of the first-time consolidation of the new breweries in Russia and in Germany. First-time consolidation contributed 6.3% to revenue growth, whilst the organic growth rate of revenues amounted to 1%.

EBIT (beia) for the region grew by a robust 15.5% to €305 million compared to €264 million in 2004, as a result of strong performances in Poland, Hungary and Romania. The €80 million Brau Union synergy programme, which started in early 2004 and will be completed in 2007, is on track with €55 million of recurring synergies being achieved in 2005, compared with €26 million in 2004. The non-recurring costs related to these synergies were negligible in 2005.

Poland
Despite an increase in excise duties, revenues and EBIT of Grupa Zywiec increased significantly on the back of increases in selling price and a better sales mix. The brands Tatra, Specjal and Krówelski performed strongly and the leading Polish premium brand, Zywiec also achieved higher volumes as a result of new marketing campaigns and packaging innovations. The weak economy affected volume of premium priced Heineken®. Reductions in headcount, other efficiency improvements and lower purchasing prices for raw material also contributed to the increase in EBIT as did the strength of the Polish zloty. Grupa Zywiec introduced a new fruit-flavoured beer, Freeq, which appeals to the growing segment of consumers preferring sweet tasting beer.

Russia
Revenues and beer volume in Russia increased significantly as a result of the first-time consolidation of acquisitions. In 2005, Heineken continued its expansion in the fast growing and profitable Russian market through the acquisition of four additional brewing companies comprising six breweries. These were Ivan Taranov, with breweries in Kaliningrad, Khobarovsk and Novotroitsk, Patra in Yekaterinburg, Stepan Razin in St. Petersburg and Baikal in Irkutsk.

In the existing business, the key brands Ochota and Heineken® continued their positive momentum, the latter growing by almost 50%. Botchkarov, which posted a substantial loss of volume, was repositioned and re-launched in the second half of 2005, though it is too early to comment on the developments. The performance of Botchkarov and

higher costs related to increased marketing investments and to the integration of the recent acquisitions in Russia had an adverse effect on EBIT.

Following the acquisitions in 2004 and 2005, Heineken has captured a market share of more than 14% and now occupies a strong number three position in the market. Russia remains one of the key expansion markets for Heineken, and now represents its largest single market by volume.

Austria

Revenues of Brau Union Austria increased. Beer consumption in Austria was held back by an increase in excise duty and wet weather, particularly in the important tourist areas. Heineken® grew by over 50%, albeit from a low volume base. EBIT grew organically as a result of a positive price and sales mix effect and cost savings, which were partially offset by a drop in volume in line with the market. In October 2005, the BeerTender was introduced in Austria for the Heineken®, Gösser and Zipfer brands, and over 14,000 BeerTender units had been sold by the end of 2005.

Greece

Athenian Brewery increased its revenues despite lower volume in a market that was adversely affected by weak consumer spending and lower tourist numbers. The two main brands in Greece, Amstel® and Heineken®, reported lower volumes. Strict cost control, lower marketing costs (compared with 2004 when the Olympic Games were sponsored) and improved pricing, drove a significant increase in EBIT.

The Americas

Regional beer volume totalled 15.1 million hectolitres, up 3.9%. This number excludes 2.2 million hectolitres of beer sold in the USA related to the new distribution agreement with Femsa. Volume increased as a result of strong organic growth in Latin America, whereas beer volume in the Caribbean region increased slightly and volumes in the USA were slightly down.

Including the distribution agreement with Femsa, revenues grew by 14.3% to €1,733 million, whilst the organic revenue growth for the region was 4.9%.
EBIT, at €256 million, was 12.0% below that of 2004 mainly as a result of exchange rate fluctuations. In 2005, Heineken through hedging realised an average exchange rate of USD1.26 compared with USD1.13 in 2004, which led to an unfavourable impact on EBIT of €67 million.

USA

In the US beer market, price competition amongst the US brewers continued, while wine and spirits further increased their market share. Beer consumption is estimated to have decreased by about 0.2%. Despite a negative currency effect, revenues of Heineken USA increased as a result of a positive price and sales mix effect and the first-time inclusion of the distribution agreement with Femsa. EBIT was under some

pressure due to higher marketing expenses and, more importantly, the effect of the lower realised dollar exchange rate.

With the additional hectolitres of beer of the import agreement with Femsa, Heineken USA became the fourth largest beer supplier in the USA. Volume growth of Heineken USA strengthened in the second half of the year. On a comparable basis, beer sales in the USA were slightly lower than in 2004 (-0.3%) at 6.3 million hectolitres. Total depletions of Heineken USA - the sales by the distributors to the retail trade- rose by 1.2%. Depletions represent the most accurate indicator of the development of the consumption by the consumer. Depletions of Heineken® rose by 1.9% whilst depletions of the smaller Amstel Light brand were 3.1% lower. Amstel Light® was repositioned in the second half of the year. Volumes of Femsa brands grew by 7.4% to 2.2 million hectolitres.

The top priority in the USA is to further strengthen and accelerate the growth rate of the Heineken® brand. New advertising and marketing campaigns were developed and launched, and several new packaging formats were rolled out such as the clear plastic label for the Heineken® bottle and the introduction of the Heineken DraughtKeg, both of which were well received by consumers.

In mid-2005, Heineken USA test marketed the new Heineken Premium Light®. Based on the positive outcome of the test, Heineken decided to accelerate its national rollout plans which will now be implemented from March 2006. Heineken Premium Light combines a distinctive taste and high drinkability with lower alcohol content, fewer calories and fewer carbohydrates, and will be positioned at the top end of the light segment. The total light segment now represents half of the US beer market.

Chile and Argentina

Organic growth of revenues and EBIT of CCU in Chile and Argentina was significant as a result of a better pricing and sales mix and substantially higher volumes. All CCU brands achieved volume growth, and Heineken® grew by 22%.

The Caribbean

The business in the Caribbean region developed particularly well, both in terms of revenues and EBIT. This growth was driven by a positive price and sales mix effect and higher volumes in all Caribbean markets except for Curaçao. The brewery on Curaçao was closed, as the brewery was unable to compete due to lack of protection from illegal cheap beer imports. Heineken® posted strong volume growth across the region.

Africa and the Middle East

Regional beer volume in Africa and the Middle East grew by 11.5% to 15.0 million hectolitres. Organic volume growth amounted to 5.2%. Lower volumes in Nigeria were more than compensated by volume increases in the rest of the region.

Revenues increased by 18.3% to €1,052 million due to better pricing, an improved sales mix effect and the first-time consolidation of Consolidated Breweries (Nigeria).

EBIT (beia) increased by 5.9% to €198 million. The performance varied significantly across the region, with strong increases in profitability in Nigeria and South Africa, offset by lower profits in Egypt and Lebanon. Heineken® and Amstel®, grew by 8.2% and 26.4% respectively, contributing positively to EBIT growth. In particular Amstel®, brewed under licence in South Africa grew strongly.

Nigeria

In the second half of 2004, Nigerian Breweries began the implementation of a new brand portfolio strategy and substantially increased its selling prices for its lager brands. The resulting improvement in pricing and sales mix led to a considerable increase in EBIT in 2005 despite lower beer volumes and non-recurring costs related to a reduction in staffing levels of 1,000 full-time employees.

Egypt

Revenues in Egypt increased strongly, due to substantially higher volumes of beer, soft drinks and the alcohol-free malt beverage, Fayrouz. Profitability was down due to higher costs and a write-off of fixed assets. Volumes of the Heineken® brand increased.

Asia Pacific

Regional beer volume in Asia Pacific totalled 10.8 million hectolitres, growing organically by 13.4%. EBIT increased from €70 million to €73 million, held back by increased marketing activities and higher operating costs. Higher volumes were achieved in all markets. Revenues grew organically by 7.2% and reached €502 million. Indonesia, Vietnam, China, New Zealand and Cambodia posted strong performances. Heineken® grew by 12.3% in the region.

In Vietnam and Cambodia, disposable income grew substantially, fuelling the growth of the beer market. Volume in Vietnam and Cambodia increased by 17%. Volume in China increased, in particular in Shanghai and Hainan, while also the minority stakes in Kingway Breweries and Jiangsu DaFuHao Breweries contributed to a reduction of the negative EBIT in the country. Due to a considerable increase in beer excise duty, beer volume dropped by 5% in Malaysia but EBIT improved as a result of a better sales mix and strict cost control. Heineken® volume in Taiwan grew by 20%.

Positive organic growth in EBIT of 2.9%

EBIT (beia) improved by €15 million to €1,392 million. Organic EBIT growth was +2.9% whilst companies consolidated for the first-time contributed 1.7% to EBIT. The effect of changes in foreign exchange rates amounted to -3.5% and exceptional items affected EBIT by -€102 million.

Development of EBIT

	2005	2004
EBIT	1,283	1,369
Amortisation of brands	7	8
Exceptional items	102	0
EBIT (beia)	**1,392**	**1,377**

		%Change
EBIT (beia) 2004	**1,377**	
Organic EBIT growth	39	2.9%
Exchange rate effects	-48	-3.5%
First-time consolidations	24	1.7%
EBIT (beia) 2005	**1,392**	**1.1%**

Like-for-like raw material costs decreased by 5.7% mainly as a result of the improved efficiencies in the operations of BBAG and better purchasing prices.

Packaging costs increased by 8.9% to €1.2 billion, while the organic growth rate was 4.1%, the latter driven mainly by additional costs of packaging innovation programmes in Western Europe and the USA.

Marketing and selling costs as a percentage of revenues increased from 11.9% to 12.5%. The increase is explained by increased investments in marketing and innovation as announced at the beginning of 2005.

Personnel costs increased organically by 2.7%, as a net effect of efficiency improvements, expansions of the business in some countries and wage increases in line with inflation. Efficiency programmes in Central and Eastern Europe resulted in personnel cost increases below inflation, while expansion in our operations, mainly in the Americas and North Africa, led to addittional personnel costs.

On a comparable basis, depreciation charges increased by only 1.8%, while amortisation costs increased by €14 million as a result of goodwill impairments.

Including the financing of the companies acquired in 2005, net interest expense totalled €139 million, which was significantly lower than last year, as a result of the use of cash flow to reduce debt, a more efficient use of funds and the renegotiation of existing

credit facilities with lower interest rates. In 2004, the item "other net financing costs" included €173 million of net exceptional charges.

The effective tax rate for 2005 stood at 26.6%. In 2004, the effective tax rate, restated for IFRS, was 26.0% due to an exceptional tax gain of €20 million. For 2006 Heineken expects to post a tax rate around 27%.

Minority interests amounted to €108 million, up €17 million due to improved results in Chile, Nigeria and Poland.

Development of Net Profit

	2005	2004
Net Profit	761	642
Amortisation of brands	7	8
Exceptional items	72	153
Net Profit (beia)	**840**	**803**

		%Change
Net Profit (beia) 2004	**803**	
Organic Net Profit growth	59	7.3%
Exchange rate effects	-27	-3.4%
First-time consolidations	5	0.7%
Net Profit (beia) 2005	**840**	**4.6%**

Organic Net Profit growth (excluding first time consolidation effect, amortisation of brands, difference in exchange rates and exceptional items) amounted to €59 million or +7.3%. Net Profit increased to €761 million from €642 million, mainly as a result of the underlying profit growth and €81 million positive difference in net exceptional charges. Currencies, on the other hand, negatively impacted performance by €27million.

Earnings per share (beia) amounted to €1.71 compared with €1.64 for 2004.

Exceptional items

In 2004, Heineken took a €190 million impairment charge on its minority stake in Kaiser, Brazil, and benefited from a capital gain after tax of €17 million on the sale of shares in Whitbread Plc.
In 2005 Heineken has recognised €102 million before tax of restructuring costs in order to improve the efficiency in Western Europe, of which €69 million is related to the planned closure of the old brewery in Seville, Spain in 2008. The remaining €33 million of exceptional items are related to the efficiency improvements undertaken in France and the implementation of the Group's new top-management structure.

Exchange rate movements

The total net impact of currencies on EBIT and Net Profit was negative by €48 million and €27 million respectively, primarily due to the US dollar, while the Polish zloty and the Nigerian naira had a positive effect.
The impact on the group's results due to fluctuations in the USD/EUR exchange rate is delayed by hedging the group's exposure to the US dollar.
The average actual realised USD-EUR exchange rate in 2005 was USD1.26 versus USD1.13 in 2004, resulting in an adverse impact on EBIT of €67 million and on Net Profit of €39 million.

Heineken expects a net dollar inflow of USD730 million for 2006. On 21 February 2006, 89% of the expected inflow was already hedged at an average rate of USD1.27, including the cost of hedging. For 2007, USD90 million of the expected inflow was hedged at a USD-EUR exchange rate of USD1.23 including hedging costs.

Balance sheet and cash flow

Cash flow from operations increased slightly to € 2,213 million compared to €2,163 million in 2004. In 2005 cash flow increased as a result of the reduction of net working capital by €114 million. Cash conversion moved from 97% in 2004 to 120% in 2005. Gross capital expenditure on tangible fixed assets was €853 million or 7.9% of revenues, up from 7.1% in 2004, whilst fixed tangible asset divestments led to a cash inflow of €161 million. The increase in gross capital expenditure was mainly attributable to the consolidation of new acquisitions and the construction of the new brewery in Seville, Spain. The expected gross capital expenditures for 2006 are forecast at €875 million, with Seville accounting for €110 million.
In 2005, Heineken invested a total of €730 million in acquisitions, mainly in breweries in Russia and Germany.

Disposals of subsidiaries, associates and investments generated a cash inflow of €270 million, mainly related to the sale of the real estate business in Austria.

With interest bearing debt of €3,255 million and cash and securities of €608 million, the net debt position as of 31 December 2005 was €2,647 million, compared with €2,857 million as of 31 December 2004 and €2,608 million as of 30 June 2005.

Equity attributable to equity holders of the parent company on 31 December 2005 amounted to €3,969 million. The net asset value per share at the end of the year amounted to €8.10, compared with €6.65 per share in 2004.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Accounting and classification changes

Heineken has restated the reporting on 2004 to reflect IFRS.
Following the announcement of the new organisation structure on 12 April 2005, Heineken has brought its regional segmentation reporting in line with its internal organisation. Greece and Germany, which were reported in the Western Europe region in 2004, are now reported in Central and Eastern Europe. The 2004 regional information has been restated to reflect these changes.

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendices

1. Consolidated income statement of Heineken N.V.
2. Consolidated balance sheet of Heineken N.V.
3. Movement in total equity
4. Information by region
5. Consolidated statement of cash flows of Heineken NV
6. Glossary Heineken N.V.

General information
The condensed financial information has been prepared on the basis of the recognition and measurement requirements of accounting standards adopted by the European Union effective 31 December 2005, being the first annual reporting date at which Heineken is required to use accounting standards adopted by the European Union.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

The press conference will be broadcast live via the website today from 09.30 (CET). The presentation for analysts can be seen live from 12.30 (CET). The analysts' conference call will be held at 16.00 (CET) and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

The printed version of the annual report of Heineken N.V. will be available from 27 March 2006. On 23 March the electronic version will be available on www.heinekeninternational.com

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 119 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005 net turnover amounted to €11 billion and net profit before exceptional items and amortisation of goodwill amounted to €840 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange.
Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Appendix 1
Consolidated income statement of Heineken N.V.

For the year ended 31 December 2005

In millions of Euro	**2005**	**2004**
Revenues	**10,796**	**10,062**
Raw material, consumables and services	6,657	6,101
Personnel expenses	2,180	1,957
Amortisation and depreciation	710	656
Total expenses	9,547	8,714
Operating profit	**1,249**	**1,348**
Interest income	82	78
Interest expenses	(221)	(243)
Other net financing income / (expense)	25	(165)
Net financing costs	(114)	(330)
Share of profit of associates	34	21
Profit before tax	**1,169**	**1,039**
Income tax expense	(300)	(306)
Profit	**869**	**733**
Attributable to:		
Minority interest	108	91
Equity holders of the parent (Net Profit)	**761**	**642**
Number of shares	489,974,594	489,974,594
Basic earnings per share (in Euro)	1.55	1.31
Diluted earnings per share (in Euro)	1.55	1.31

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Raw materials, consumables and services

In millions of Euro	2005	2004
Raw materials	715	709
Packaging	1,244	1,142
Goods for resale	1,404	1,235
Stock movements	10	(7)
Marketing and selling expenses	1,353	1,192
Transport costs	525	520
Energy and water	218	181
Repair and maintenance	241	233
Other expenses	947	896
	6,657	**6,101**

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 2

Consolidated balance sheet of Heineken N.V.

As at 31 December 2005 *In millions of Euro*	**2005**	**2004**
Assets		
Property, plant & equipment	5,067	4,773
Intangible assets	2,380	1,837
Investments in associates	172	134
Other Investments	646	632
Deferred tax assets	286	269
Total non-current assets	**8,551**	**7,645**
Inventories	883	782
Trade and other receivables	1,787	1,646
Investments	23	26
Cash and cash equivalents	585	678
Total current assets	**3,278**	**3,132**
Total assets	**11,829**	**10,777**
Equity		
Issued capital	784	784
Reserves	568	354
Retained earnings	2,617	2,118
Total equity attributable to equity holders of the parent	**3,969**	**3,256**
Minority interests	**545**	**477**
Total equity	**4,514**	**3,733**
Liabilities		
Interest-bearing loans and borrowings	2,195	2,615
Other non-current liabilities	38	23
Employee benefits	664	680
Provisions	273	298
Deferred tax liabilities	393	384
Total non-current liabilities	**3,563**	**4,000**
Bank overdraft	351	517
Interest-bearing loans and borrowings	709	429
Trade and other payables	2,451	2,025
Income tax payable	141	30
Provisions	100	43
Total current liabilities	**3,752**	**3,044**
Total liabilities	**7,315**	**7,044**
Total equity and liabilities	**11,829**	**10,777**

Appendix 3

Movement in total equity

In millions of Euro	Equity[1]	Minority interests	Total
Balance at 1 January 2004 according to IFRS	**2,782**	**780**	**3,562**
Net income recognised directly in equity	5	4	9
Profit	642	91	733
Transfer to retained earnings	-	-	-
Dividends to shareholders	(173)	(63)	(236)
Shares issued	-	(2)	(2)
Changes in consolidation	-	(333)	(333)
Balance at 31 December 2004	**3,256**	**477**	**3,733**
Balance at 1 January 2005	**3,256**	**477**	**3,733**
Net income recognised directly in equity	148	58	206
Profit	761	108	869
Transfer to retained earnings	-	-	-
Dividends to shareholders	(196)	(86)	(282)
Shares issued	-	(1)	(1)
Equity settled transactions	-	-	-
Changes in consolidation	-	(11)	(11)
Balance at 31 December 2005	**3,969**	**545**	**4,514**

[1] Total equity attributable to equity holders of the parent

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 4

Information by region

For the year ended 31 December 2005

In millions of Euro	**2005**	**2004**
Revenues		
Western Europe	5,385	5,349
Central and Eastern Europe	2,796	2,526
Americas	1,733	1,516
Africa and Middle East	1,052	889
Asia/Pacific	502	471
Eliminations	-672	-689
Revenues	10,796	10,062
EBIT		
Western Europe	458	565
Central and Eastern Europe	298	256
Americas	256	291
Africa and Middle East	198	187
Asia/Pacific	73	70
Total EBIT	1,283	1,369
EBIT (excl. exceptional items and amortisation of brands)		
Western Europe	560	565
Central and Eastern Europe	305	264
Americas	256	291
Africa and Middle East	198	187
Asia/Pacific	73	70
Total EBIT (beia)	1,392	1,377
Total assets		
Western Europe	3,813	3,924
Central and Eastern Europe	4,971	4,292
Americas	1,241	1,014
Africa and Middle East	1,106	825
Asia/Pacific	450	363
	11,581	10,418
Unallocated assets	248	359
Total assets	**11,829**	**10,777**

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 5
Consolidated statement of cash flows of Heineken N.V.

For the year ended 31 December 2005

In millions of Euro	**2005**	**2004**
Operating activities		
Profit attributable to the equity holders of the parent net profit)	761	642
Adjustments for:		
Depreciation and amortisation	768	682
Gain on sale of property, plant & equipment and intangible assets	(58)	(26)
Investment income and share of profit of associates	(128)	(120)
Interest expense	221	243
Tax expense	300	306
Minority interest	108	91
Other non-cash items	158	284
Cash flow from operations before changes in working capital and provisions	**2,130**	**2,102**
Change in trade and other receivables	(76)	69
Change in inventories	(18)	34
Change in trade and other payables	208	27
Total change in working capital	**114**	**130**
Change in provisions and employee benefits	(31)	(69)
Cash flow from operations	**2,213**	**2,163**
Interest paid and received	(141)	(175)
Dividend received	20	6
Income taxes paid	(220)	(383)
Cash flow from interest dividend and income tax	**(341)**	**(552)**
Cash flow from operating activities	**1,872**	**1,611**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	161	67
Purchase of intangible assets	(21)	(18)
Purchase of property, plant & equipment	(853)	(719)
Loans issued to customers (debt securities)	(152)	(181)
Repayment on loans to customers (debt securities)	131	112
Cash flow from operational investing activities	**(734)**	**(739)**
Acquisition of subsidiaries, associates and investments	(730)	(1,117)
Disposal of subsidiaries, associates and investments	270	61
Cash flow from acquisitions	**(460)**	**(1,056)**
Cash flow from investing activities	**(1,194)**	**(1,795)**

Consolidated statement of cash flows of Heineken N.V. - continued

For the year ended 31 December 2005

In millions of Euro	**2005**	**2004**
Financing activities		
Proceeds from long term borrowings	363	201
Repayment of long term borrowings	(700)	(324)
Dividends paid	(271)	(243)
Other	16	-
Cash flow from financing activities	**(592)**	**(366)**
Net Cash Flow	**86**	**(550)**
Cash at 1 January	161	710
Effect of foreign exchange movements	(13)	1
Cash at 31 December	**234**	**161**

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 6: Glossary Heineken N.V.

Group beer volume	100% of beer volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.
Regional beer volume	100% of beer volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties in the region
Consolidated beer volume	100% of beer volume produced and sold by fully consolidated companies and share of beer volume produced and sold by porportionately consolidated joint-venture companies.
Organic volume growth	Increase in consolidated volume, excluding the effect of the first time consolidation of acquisitions.
Heineken® volume	Heineken volume including licenses third parties and Netherlands.
Heineken® volume in Premium segment	Heineken volume excluding Heineken volume in the Netherlands.
Amstel® volume	Amstel volume including licenses third parties
Revenues	Net realised sales proceeds in EUR
Top line growth	Growth in net revenue
EBIT	Earnings before interest and taxes and other net financing costs
Profit	Total profit of the group before deduction of minority interests
Net Profit	Profit after deduction of minority interests (Profit attributable to equity holders of Heineken N.V.)
beia	Before exceptional items and amortisation of brands
Earnings per share (beia)	Net Profit (beia) divided by the average number of share outstanding during the year
Organic growth	Growth excluding the effect of foreign exchange rate, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies
Effective tax rate	Taxable profit adjusted for share of profit of associates, dividend income and impairments of other investments

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Free operating cash flow	This represents the total of cash flow from operating activities, and cash flow from operational investing activities
Cash conversion ratio	Free operating cash flow / Profit beia
Capex	Capital expenditure on tangible fixed assets
Net debt	Non-current and current interest bearing loans and borrowings and bank overdrafts less securities and cash

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433